NOVAGANT CORP.	Suite 2006, AIA Kowloon Tower, Landmark East, 100 How Ming Street, KT, Hong Kong 19801

September 12, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

100 F. Street, N.E.

Washington, DC 20549

Attention:Jimmy McNamara

Andrew Mew

Re: Novagant Corp.

Form 10-K for the Year Ended March 31, 2023

Filed June 29, 2023

File No. 000-26675

Dear Sir or Madam:

Novagant Corp. (the “Company”) is filing amendment No. 2 on Form 10-K (the “Form 10-K/A”) in response to your recent review letter addressed to WeiQun Chen, Chief Financial Officer of the Company, dated August 17, 2023 (the “SEC Letter”), in order to address your concerns in the SEC Letter. The Company understands that it will be required to response to these comments within ten business days by providing the requested information. This response letter, along with the Form 10-K/A, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 2 to on Form 10-K for the Year Ended March 31, 2023

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 42

1. We note your response to comment 3 and re-issue in part. We note in your supplemental submission that “as of the date hereof, the directors, officers and senior management of the Company consist of: WeiQun Chen, HongZhen Xu and HaiYan Zeng, and none of such persons are a representative of a government entity in the People’s Republic of China.” Please confirm, if true, that your reference to “representative” includes officials of the Chinese Community Party.

We confirm that our reference to “representative” includes officials of the Chinese Community Party in our amended supplemental submission.

2. With respect to your disclosure pursuant to Item 9C(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

We have specifically updated our disclosure that our articles and the articles of our consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ WeiQun Chen
WeiQun Chen